Exhibit 3.1

AMENDMENT TO THE

SECOND AMENDED AND RESTATED

BYLAWS OF

NRX PHARMACEUTICALS, INC.

Approved by the Board of Directors on August 12, 2024

Article II, Section 2.7 of the Second Amended and Restated Bylaws (the “Bylaws”) of NRX Pharmaceuticals, Inc. (the “Corporation”) is hereby amended and restated, in its entirety, by the following:

2.7 Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of not less than one-third (1/3) of the votes which could be cast by the holders of all outstanding shares of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.8 until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.